UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number:     001-07434

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for plan benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Plan's auditor since 2022.

Atlanta, Georgia
June 23, 2026

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2025	2024
Assets:
Investments, at fair value (Note 5)	$1,206,092,188	$1,047,115,779
Notes receivable from participants	19,074,539	17,945,832
Other receivables	2,090	0
Total assets	1,225,168,817	1,065,061,611
Net assets available for plan benefits	$1,225,168,817	$1,065,061,611
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31,

2025
Contributions and transfers:
Participant withholdings	$47,041,338
Participant transfers from other plans	7,657,818
Employer contributions	42,667,396
Total contributions and transfers	97,366,552
Dividend and interest income	30,215,508
Interest on participant loans	1,738,165
Net appreciation in fair value of investments	122,924,462
Distributions to participants	(92,538,508)
Administrative credits (Note 1)	401,027
Net increase in net assets	160,107,206
Net assets available for plan benefits:
Beginning of year	1,065,061,611
End of year	$1,225,168,817
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2025 and 2024

1. DESCRIPTION OF THE PLAN

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
(a)General
The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated and certain subsidiaries (collectively, the Company), subject to the Plan's applicable eligibility requirements.

The Company stock fund investment under the Plan is an employee stock ownership plan with a dividend pass-through option. This option allows participants to make an election to receive any Company stock dividends in cash instead of using them to buy more Company stock in the participant's 401(k) account.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the payroll period following their employment date.

The Plan is administered by a plan administrator appointed by Aflac Incorporated's Board of Directors. Fidelity Management Trust Company serves as the Plan's trustee and Fidelity Workplace Services LLC serves as the Plan's recordkeeper.
(b)Contributions and Transfers
Contributions to the Plan are made by both participants and the Company. Participants may elect to contribute portions of their salary and bonus in increments of whole percentages of up to 75%, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. For 2025, aggregate limits as prescribed by the IRS were $23,500 for participants under the age of 50, $31,000 for participants aged 50-59 or 64 and older, and $34,750 for participants aged 60-63. Participants can elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). Participants that do not make an affirmative contribution election are automatically enrolled in the Plan to contribute 6% of annual cash compensation, which will increase by 1% annually until contributions reach 10% of annual cash compensation.

The first 1% to 4% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the year ended December 31, 2025, subject to certain limitations, the Company's matching contribution was 100% of the portion of the participants' contributions, which were not in excess of 4% of the participants' annual cash compensation.

The Company also provides a nonelective contribution to participants. For the year ended December 31, 2025, the nonelective contribution was 4% of annual cash compensation.

Participants may transfer into the Plan amounts representing distributions from other eligible plans.
(c)Participant Accounts
An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching and non-elective contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account. For participants that have not made an investment election, amounts in this account are invested in a target date retirement fund determined based on the age of the participant.

(d)Vesting and Forfeited Accounts
Participants are 100% vested in their contributions plus investment earnings or losses thereon.
Participants become vested in the Company’s matching contributions and nonelective contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant's interest in the Company's matching contributions and nonelective contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining normal retirement age.

Except as previously described, participants forfeit the portion of their non-vested interest upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2025, forfeited non-vested accounts totaled approximately $96,000, compared with approximately $187,000 at December 31, 2024. In 2025, forfeitures of approximately $1,957,000 were used to reduce Company matching contributions.
(e)Distributions
Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock. Certain eligible participants can elect periodic withdrawals and installment distributions.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.
(f)Notes Receivable From Participants
Participants are allowed to borrow funds from their accounts. The minimum amount of any notes receivable is $1,000. No participant may have more than one loan outstanding at any time, except that a participant may have more than one loan outstanding if both loans were issued before August 1, 2012, or if multiple loans were transferred from predecessor plans. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:
a.     50% of the participant's vested benefit (as defined by the Plan document); or
b.    $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All notes receivable carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)Transactions With Parties-in-Interest
As of December 31, 2025 and 2024, the statements of net assets available for plan benefits include the following investments and notes receivable with parties-in-interest to the Plan.

	2025	2024
Fidelity Balanced Fund	$125,941,839	$112,045,004
Fidelity Total Bond Fund	14,762,186	12,749,483
Fidelity U.S. Bond Index Fund	6,500,502	5,405,858
Fidelity Stock Selector Small Cap Fund	9,590,617	8,075,604
Aflac Incorporated common stock	192,410,829	194,533,469
Notes receivable from participants	19,074,539	17,945,832
The Plan’s investments include shares of common stock issued by Aflac Inc., the Plan sponsor. At December 31, 2025 and 2024, the Plan held a combined total of 1.7 million and 1.9 million shares valued at approximately $110.27 and $103.44 per share, respectively. Additionally, the Plan received dividends paid by the Aflac Inc. common stock totaling $4.0 million in 2025. In 2025, the Plan paid fees totaling approximately $129,000 to Fidelity and received approximately $530,000 of revenue credits from Fidelity. At December 31, 2025, the Plan held unused revenue credits of approximately $283,000, compared with approximately $194,000 at December 31, 2024.
2. SUMMARY OF ACCOUNTING POLICIES
(a)Basis of Presentation
The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis. Realized gains and losses and changes in the fair value of investments are included in net appreciation in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.
(d)Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on participant loans is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

(e)Other Receivables
Other receivables consist primarily of unsettled trades of Aflac Incorporated common stock.
(f)Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.
(g)Distributions
Distributions to participants are recorded when paid.
(h)Expenses
The majority of the Plan's administrative expenses are paid directly by the Company and excluded from these financial statements. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount. Investment-related expenses are included in net appreciation in fair value of investments.
3. FEDERAL INCOME TAXES
The IRS has determined and informed the Company by letter dated March 25, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter in 2016, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. FAIR VALUE MEASUREMENTS
Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

1.    Mutual funds: Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

2.    Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
3.    Common trust funds: Valued at NAV, as provided by the Plan's trustee, and deemed to have a readily determinable fair value in accordance with ASC 820. The NAV is calculated by the fund issuer utilizing quoted market prices, most recent bid prices in the principal market in which the underlying securities held by the fund are normally traded, pricing services and dealer quotes. NAVs are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan's investments at fair value as of December 31.

	2025
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Investments:
Mutual funds	$321,403,628	$—	$—	$321,403,628
Aflac Incorporated common stock	192,410,829	—	—	192,410,829
Common/collective trusts(1)	—	692,277,731	—	692,277,731
Total assets at fair value	$513,814,457	$692,277,731	$—	$1,206,092,188
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 820-10 and have been classified as level 2 in the fair value hierarchy.

	2024
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Investments:
Mutual funds	$278,393,318	$—	$—	$278,393,318
Aflac Incorporated common stock	194,533,469	—	—	194,533,469
Common/collective trusts(1)	—	574,188,992	—	574,188,992
Total assets at fair value	$472,926,787	$574,188,992	$—	$1,047,115,779
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 820-10 and have been classified as level 2 in the fair value hierarchy.

There were no restrictions on the ability of investors to redeem any of these investments at December 31, 2025 and 2024.

The Plan did not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2025	2024
Net assets available for plan benefits per the financial statements	$1,225,168,817	$1,065,061,611
Deemed distributions	(212,234)	(258,787)
Net assets available for plan benefits per the Form 5500	$1,224,956,583	$1,064,802,824

Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31:

2025
Net increase in net assets available for plan benefits per the financial statements	$160,107,206
Changes in deemed distributions	46,553
Net income per the Form 5500	$160,153,759

7. SUBSEQUENT EVENTS

In 2026, the Plan was amended to permit the transfer of excess assets from the Company’s U.S. defined benefit pension plan upon termination of that plan, and approximately $13 million of assets were transferred to the Plan. The transferred assets may be used to fund future employer nonelective contributions or to pay Plan expenses.

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
Fidelity Balanced Fund*	3,919,758	$125,941,839
Fidelity Total Bond Fund*	1,526,596	14,762,186
Fidelity U.S. Bond Index Fund*	615,578	6,500,502
Fidelity Stock Selector Small Cap Fund*	226,568	9,590,617
Vanguard Equity Income Fund, Admiral	445,481	41,389,654
Vanguard Federal Money Market Fund	379,129	379,129
Vanguard Inflation-Protected Securities Fund, Admiral	144,395	3,316,747
American Funds Europacific Growth Fund, R6	332,030	20,114,392
JPMorgan Large Cap Growth Fund, R6	1,150,030	99,408,562
Total Mutual Funds		321,403,628

Common/Collective Trusts
T. Rowe Price Stable Value Common Trust Fund	20,627,617	20,627,617
T. Rowe Price Retirement Blend 2005 Trust Class B	24,621	387,289
T. Rowe Price Retirement Blend 2010 Trust Class B	38,498	620,967
T. Rowe Price Retirement Blend 2015 Trust Class B	158,859	2,611,642
T. Rowe Price Retirement Blend 2020 Trust Class B	361,454	6,086,883
T. Rowe Price Retirement Blend 2025 Trust Class B	1,717,590	30,006,303
T. Rowe Price Retirement Blend 2030 Trust Class B	3,385,210	62,321,710
T. Rowe Price Retirement Blend 2035 Trust Class B	3,525,084	68,915,396
T. Rowe Price Retirement Blend 2040 Trust Class B	3,782,604	77,619,034
T. Rowe Price Retirement Blend 2045 Trust Class B	3,588,379	76,288,928
T. Rowe Price Retirement Blend 2050 Trust Class B	3,263,200	69,865,109
T. Rowe Price Retirement Blend 2055 Trust Class B	1,717,248	36,834,961
T. Rowe Price Retirement Blend 2060 Trust Class B	917,034	20,715,805
T. Rowe Price Retirement Blend 2065 Trust Class B	90,991	1,686,980
T. Rowe Price U.S. Treasury Money Market Trust	26,615,802	26,615,802
T. Rowe Price U.S. Mid-Cap Growth Equity Trust Class D	515,615	24,512,331
T. Rowe Price U.S. Mid-Cap Value Equity Trust Class D	237,293	11,226,351
Spartan 500 Index Pool Class C	401,894	130,559,373
Spartan Global ex US Index Pool Class C	64,155	11,932,866
Spartan Extended Market Index Pool Class C	67,478	12,842,384
Total Common/Collective Trusts		692,277,731

Aflac Incorporated common stock*	1,744,830	192,410,829
Participant loans*** (1,911 loans outstanding with zero cost, interest rates from 5.25% to 10.50% and maturity dates of less than one year to 10 years)*		18,862,305	**
Total		$1,224,954,493
*Indicates a party-in-interest to the Plan
**Excludes deemed distributions of $212,234
***Also referred to as notes receivable from participants
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 23, 2026	By:	/s/ Matthew Owenby
Matthew Owenby
Senior Vice President, Chief Administrative Officer

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm, Warren Averett, LLC
101.INS	-	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	-	Inline XBRL Taxonomy Extension Schema.
101.CAL	-	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	-	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	-	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	-	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	-	Cover Page Interactive Data File - formatted as Inline XBRL and contained in Exhibit 101.